Mail Stop 3561

July 18, 2006

Mr. Dennis Highby
President and Chief Executive Officer
Cabela's Incorporated
One Cabela Drive
Sidney, NB 69160

> **Re: Cabela's Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 1, 2006**
> **File No. 1-32227**

Dear Mr. Highby:

     We have reviewed your filing and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 1. Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 68

1. You disclose that you record gift certificates in revenues as the certificates are redeemed for merchandise. Please tell us whether you record breakage related to your gift certificates. If so, please inform us of your breakage recognition methodology and provide us a summary of your historical gift certificate breakage pattern and your calculation of your estimated gift certificate breakage rate.

Please also clarify whether you recognize breakage upon sale of the gift certificates or over the term of your performance obligation and your basis in GAAP for doing so.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding this comment, please direct them to Staff Accountant Andrew Blume at (202) 551-3254. Any other questions regarding disclosure issues may be directed to me at (202) 551-3716.

Sincerely,

William Choi
Accounting Branch Chief